EXHIBIT 4
 SCHEDULE OF TRANSACTIONS

The following table sets forth all transactions with respect to the shares of New Common Stock effected during the past sixty days prior to the filing of this Amendment No. 2 by the Clients. All of these transactions were effected in the open market through a broker.

Date of Transaction	Transaction	Amount of Securities	Price
03/12/2024	Sell	9,668	$34.2984
03/13/2024	Sell	3,090	$34.3275
03/14/2024	Sell	12,242	$34.4676
03/18/2024	Sell	25,000	$35.0849
03/19/2024	Sell	25,000	$35.0091
03/20/2024	Sell	45,995	$35.4655
05/02/2024	Sell	78,723	$34.2588
05/06/2024	Sell	50,000	$38.6927
05/07/2024	Sell	56,873	$39.4774
05/08/2024	Sell	57,999	$40.5365
05/09/2024	Sell	75,824	$40.8629
05/10/2024	Sell	36,778	$41.0149